Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 17, 2021

Preliminary Prospectus Supplement dated May 17, 2021

Registration Statement File No. 333-256180

Pricing Term Sheet dated May 17, 2021

2,000,000 Equity Units

(initially consisting of 2,000,000 Corporate Units)

UGI Corporation

The information in this pricing term sheet relates only to the offering of Equity Units (the “Equity Units Offering”) and should be read together with (i) the preliminary prospectus supplement (the “preliminary prospectus supplement”) dated May 17, 2021 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated May 17, 2021, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-256180. Terms used but not defined in this pricing term sheet have the meanings given to them in the preliminary prospectus supplement. For purposes of this pricing term sheet, “we,” “us,” “our,” or “Company” refers to UGI Corporation, and not any of its subsidiaries.

Company:	UGI Corporation.

Company Common Stock Exchange / Ticker:	The New York Stock Exchange / “UGI.”

Trade Date:	May 18, 2021.

Closing Price of Our Common Stock on The New York Stock Exchange on May 17, 2021:	$43.81.

Settlement Date:	May 25, 2021 (T+5).

Equity Units

Equity Units:

Each Equity Unit will have a stated amount of $100 and will initially be a “Corporate Unit” consisting of a purchase contract issued by us and, initially, a 1/10th, or 10%, undivided beneficial ownership in one share of 0.125% Series A Cumulative Perpetual Convertible Preferred Stock, without par value, with a liquidation preference of $1,000 per share, issued by us, which we refer to as “Convertible Preferred Stock.”

Number of Equity Units Offered:	2,000,000 (or a total of 2,200,000, if the underwriters exercise their over-allotment option in full).

Initial Price to Public:	$100 per Equity Unit, plus, if applicable, accrued but unpaid contract adjustment payments and accumulated but unpaid dividends, from the Settlement Date.

Purchase Contracts

Purchase Contracts:

Unless early settled as described in the preliminary prospectus supplement, each purchase contract obligates holders to purchase from us, and obligates us to sell, on June 1, 2024 (or if such day is not a business day, the next business day), for a price of $100, a number of newly issued shares of our common stock equal to the settlement rate, as described under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement.

Reference Price:	$43.81 (the closing price of our common stock on The New York Stock Exchange on May 17, 2021), subject to adjustment as described in the preliminary prospectus supplement.

Maximum Settlement Rate:	2.2826 shares of our common stock (subject to adjustment as described in the preliminary prospectus supplement).

Contract Adjustment Payments:

Payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2021, at a rate per year of 7.125% on the stated amount of $100 per purchase contract, subject to our right to defer contract adjustment payments, as described in the preliminary prospectus supplement. Contract adjustment payments will be paid in cash, shares of our common stock or a combination thereof, at our election, unless we have previously irrevocably elected a contract adjustment payment method to apply.

Deferred Contract Adjustment Payments:	Any deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 7.25% per year until paid, compounded quarterly, to, but excluding, the payment date.

Early Settlement of the Purchase Contracts at Holders’ Option:

A holder of Equity Units may settle the related purchase contracts at any time prior to the close of business on the business day immediately preceding the first day of the “market value averaging period” (as defined under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement), subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement. Holders of Corporate Units and Treasury Units may settle early only in integral multiples of 10 Equity Units. Upon early settlement of any purchase contracts, except following a fundamental change as described below, we will deliver a number of newly issued shares of our common stock determined over a 20 consecutive trading day period beginning on the trading day immediately following the day the holder exercises this right, which we refer to as the “early settlement averaging period.” The number of shares of our common stock we are obligated to deliver will equal 85% of the number of shares of our common stock that would be deliverable for each purchase contract as described in “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement as if the “applicable market value” (as defined under such caption in the preliminary prospectus supplement) were the average of the daily VWAPs of our common stock during the early settlement averaging period.

Early Settlement Upon a Fundamental Change:

Upon the occurrence of a fundamental change, a holder of Equity Units will have the right, subject to certain exceptions and conditions described in the preliminary prospectus supplement, to settle its purchase contracts early at the settlement rate determined as if the applicable market value equaled the “stock price” of the fundamental change (as defined under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement), plus an additional number of make-whole shares of our common stock determined as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement.

The following table sets forth the number of make-whole shares of our common stock per purchase contract that would apply at various stock prices and effective dates (all as defined in the preliminary prospectus supplement):

	Stock Price
Effective Date	$10.00	$15.00	$20.00	$30.00	$43.81	$48.00	$50.00	$52.57	$60.00	$70.00	$80.00	$90.00	$100.00	$125.00	$150.00	$200.00	$250.00

May 25, 2021	1.1685	0.7671	0.5612	0.3076	0.0000	0.1959	0.2548	0.3240	0.2573	0.1962	0.1567	0.1299	0.1109	0.0804	0.0618	0.0391	0.0256
June 1, 2022	0.7793	0.5118	0.3763	0.2045	0.0000	0.1254	0.1846	0.2542	0.1902	0.1362	0.1051	0.0860	0.0733	0.0535	0.0413	0.0262	0.0172
June 1, 2023	0.3928	0.2580	0.1906	0.1093	0.0000	0.0583	0.1139	0.1798	0.1131	0.0690	0.0508	0.0419	0.0362	0.0270	0.0209	0.0133	0.0087
June 1, 2024	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

(1)   if the actual stock price is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of make-whole shares of our common stock will be determined by a straight-line interpolation between the make-whole share amounts set forth for the two stock prices and the two effective dates on the table based on a 365- or 366-day year, as applicable;

(2) if the stock price exceeds $250.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be zero; and

(3)   if the stock price is less than $10.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be determined as if the stock price equaled $10.00, subject to adjustment.

Convertible Preferred Stock

Convertible Preferred Stock:

The Corporate Units will include an aggregate of 200,000 shares (or 220,000 shares, if the underwriters exercise their over-allotment option in full) of Convertible Preferred Stock with a liquidation preference of $1,000 per share. In connection with a successful remarketing of the Convertible Preferred Stock, (a) the dividend rate on the Convertible Preferred Stock may be increased, (b) if the closing price of our common stock on the pricing date for such successful remarketing is less than or equal to the Reference Price on such date, the conversion rate of the Convertible Preferred Stock may be increased to an amount (rounded to the nearest ten-thousandth of a share) equal to $1,000, divided by 120% of the closing price of our common stock on such date and/or (c) the earliest redemption date for the Convertible Preferred Stock may be changed to a later date that is on or prior to August 29, 2025, each as described under “Description of the Convertible Preferred Stock—Terms of the Remarketed Preferred Stock” in the preliminary prospectus supplement.

Dividends on Convertible Preferred Stock:

Holders of the Convertible Preferred Stock will receive, when, as and if declared by our board of directors, cumulative dividends at the Dividend Rate of the Convertible Preferred Stock (as defined below) on the $1,000 liquidation preference per share. Dividends on the Convertible Preferred Stock will accumulate from the first date of original issuance of the Convertible Preferred Stock and will be payable when, as and if declared by our board of directors, quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2021. Dividends on the Convertible Preferred Stock will be paid in cash, shares of our common stock or a combination thereof, at our election, unless we have previously irrevocably elected a dividend payment method to apply.

Dividend Rate of the Convertible Preferred Stock:

0.125% per year on the $1,000 liquidation preference per share. However, following a successful remarketing of the Convertible Preferred Stock, the dividend rate may be increased as described under “Description of the Convertible Preferred Stock—Terms of the Remarketed Preferred Stock” in the preliminary prospectus supplement.

Accumulated but Unpaid Dividends on Convertible Preferred Stock:

Any accumulated but unpaid dividends will accumulate additional dividends at the then-applicable dividend rate (as such dividend rate may be adjusted in connection with a remarketing) until paid, compounded quarterly, to, but excluding, the payment date.

Maturity of Convertible Preferred Stock:	The Convertible Preferred Stock has no maturity date and will remain outstanding unless converted by holders or redeemed by us.

Conversion Premium:	Approximately 20% above the closing price of our common stock on The New York Stock Exchange on May 17, 2021.

Initial Conversion Rate:

19.0215 shares of our common stock per share of Convertible Preferred Stock. If the closing price of our common stock on the pricing date for a successful remarketing is less than or equal to the Reference Price on such date, the conversion rate of the Convertible Preferred Stock may be increased to an amount (rounded to the nearest ten-thousandth of a share) equal to $1,000, divided by 120% of the closing price of our common stock on such date.

Initial Conversion Price:	Approximately $52.57 per share of our common stock.

Settlement Upon Conversion:

Upon surrender of Convertible Preferred Stock for conversion, we will deliver to the converting holder, in respect of each $1,000 liquidation preference of the Convertible Preferred Stock being converted, (i) a share of Series B Preferred Stock (as defined below) (or, solely with respect to conversions in connection with a redemption, up to $1,000 in cash plus all accumulated but unpaid dividends, if any, on such converted Convertible Preferred Stock to, but excluding, the payment date immediately preceding the relevant conversion date) and (ii) shares of our common stock (if any), as described under “Description of the Convertible Preferred Stock—Conversion Rights—Settlement Upon Conversion” in the preliminary prospectus supplement.

Holders of Corporate Units do not have the right to convert their ownership interests in the Convertible Preferred Stock that are a part of such Corporate Units. Only shares of Convertible Preferred Stock that are not a part of Corporate Units may be converted. Holders of such separate shares of Convertible Preferred Stock that are not a part of Corporate Units may convert their shares at their option prior to June 1, 2024 only upon the occurrence of a fundamental change if such fundamental change occurs prior to a successful remarketing. On and after June 1, 2024, holders of shares of Convertible Preferred Stock may, at their option, at any time and from time to time, convert their shares, all as described in the preliminary prospectus supplement.

Optional Redemption of Convertible
Preferred Stock:

On or after September 3, 2024, we will have the option to redeem for cash some or all the shares of Convertible Preferred Stock at a redemption price equal to 100% of the liquidation preference per share, plus any accumulated but unpaid dividends to, but excluding, the redemption date.

In connection with a successful remarketing of the Convertible Preferred Stock, the earliest redemption date for the Convertible Preferred Stock may be changed to a later date that is on or prior to August 29, 2025, as described under “Description of the Purchase Contracts—Remarketing” and “Description of the Convertible Preferred Stock—Remarketing” in the preliminary prospectus supplement.

If any shares of Convertible Preferred Stock are called for redemption, we must also call for redemption a proportionate number of outstanding shares of Series B Preferred Stock, if any, on the same redemption date.

Adjusted Conversion Rate Upon
Fundamental Change:

There will be no make-whole amount of shares of our common stock or increase to the conversion rate for conversions of the Convertible Preferred Stock in connection with a fundamental change, except for the limited circumstance where the fundamental change occurs prior to a successful remarketing of the Convertible Preferred Stock and the stock price in connection with such fundamental change on the effective date is less than the conversion price. Under such limited circumstance, the conversion rate will be determined as described under “Description of the Convertible Preferred Stock—Conversion Rights—Adjusted Conversion Rate Upon a Fundamental Change” in the preliminary prospectus supplement.

Notwithstanding the foregoing, in no event will the conversion rate exceed 45.6517 shares of our common stock per share of Convertible Preferred Stock, which is equal to the $1,000 liquidation preference divided by 50% of the closing price of our common stock on May 17, 2021 (subject to adjustment as set forth in the preliminary prospectus supplement).

Series B Preferred Stock

Series B Preferred Stock:

We may issue an aggregate of up to 200,000 shares (or up to 220,000 shares, if the underwriters exercise in full their over-allotment option on the Corporate Units) of 0.125% Series B Cumulative Perpetual Preferred Stock, which we refer to as “Series B Preferred Stock,” upon optional conversion of the Convertible Preferred Stock as described under “Description of the Convertible Preferred Stock—Conversion Rights—Settlement Upon Conversion” in the preliminary prospectus supplement. The Series B Preferred Stock will not be pledged to us to secure any holder’s obligation under any purchase contract.

Dividends on Series B Preferred Stock:

Holders of the Series B Preferred Stock will receive, when, as and if declared by our board of directors, cumulative dividends at the Dividend Rate of the Series B Preferred Stock (as defined below) on the $1,000 liquidation preference per share. Subject to certain exceptions set forth in the preliminary prospectus supplement, the Series B Preferred Stock delivered to a holder upon conversion of the Convertible Preferred Stock will have initial accumulated dividends at issuance equal to the amount of any accumulated but unpaid dividends on the Convertible Preferred Stock (including compounded dividends thereon, if any) to, but excluding, the date of issuance of such Series B Preferred Stock. Dividends on the Series B Preferred Stock will continue to accumulate from the first date of original issuance of the Series B Preferred Stock and will be payable when, as and if declared by our board of directors, quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on the first payment date following the date on which the Series B Preferred Stock is first issued. Dividends on the Series B Preferred Stock will be paid in cash, shares of our common stock or a combination thereof, at our election, unless we have previously irrevocably elected a dividend payment method to apply.

Dividend Rate of the Series B Preferred Stock:

0.125% per year on the $1,000 liquidation preference per share. In connection with a successful remarketing of the Convertible Preferred Stock, the dividend rate on the Convertible Preferred Stock may be increased as described under “Description of the Purchase Contracts—Remarketing” and “Description of the Convertible Preferred Stock—Remarketing” in the preliminary prospectus supplement. In that case, the dividend rate on the Series B Preferred Stock will be increased to be equal to such increased dividend rate on the Convertible Preferred Stock.

Accumulated but Unpaid Dividends on Series B Preferred Stock:

Any accumulated but unpaid dividends will accumulate additional dividends at the then-applicable dividend rate (as such dividend rate may be adjusted in connection with a remarketing of the Convertible Preferred Stock) until paid, compounded quarterly, to, but excluding, the payment date.

Maturity of Series B Preferred Stock:	The Series B Preferred Stock has no maturity date and will remain outstanding unless redeemed by us.

Optional Redemption of Series B Preferred Stock:

On or after September 3, 2024, we will have the option to redeem for cash some or all the shares of Series B Preferred Stock at a redemption price equal to 100% of the liquidation preference per share, plus any accumulated but unpaid dividends to, but excluding, the redemption date.

In connection with a successful remarketing of the Convertible Preferred Stock, the earliest redemption date for the Convertible Preferred Stock may be changed to a later date that is on or prior to August 29, 2025 as described under “Description of the Purchase Contracts—Remarketing” and “Description of the Convertible Preferred Stock—Remarketing” in the preliminary prospectus supplement. In that case, the earliest redemption date for the Series B Preferred Stock will be changed to such later date.

If any shares of Series B Preferred Stock are called for redemption, we must also call for redemption a proportionate number of outstanding shares of Convertible Preferred Stock, if any, on the same redemption date.

Underwriting Discount:	$3 per Corporate Unit / $6 million total (excluding the underwriters’ over-allotment option).

Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Co-Managers:	Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.

Mediobanca – Banca di Credito Finanziario S.p.A.
BNP Paribas Securities Corp.
Regions Securities LLC
Citizens Capital Markets, Inc.
PNC Capital Markets LLC

Use of Proceeds:

We expect to receive net proceeds from the offering of approximately $191.9 million (or approximately $211.3 million, if the underwriters exercise their over-allotment option in full), after deducting the offering expenses and the underwriting discount. We intend to use the net proceeds from the offering to pay a portion of the purchase price of the Mountaineer Acquisition (as defined in the preliminary prospectus supplement) and related fees and expenses and for general corporate purposes. See “Use of Proceeds” in the preliminary prospectus supplement.

Listing:	We intend to apply for listing of the Corporate Units on The New York Stock Exchange under the symbol “UGIC.”

CUSIP for the Corporate Units:	902681 113

CUSIP for the Treasury Units:	902681 121

CUSIP for the Cash Settled Units:	902681 139

CUSIP for the Convertible Preferred Stock:	902681 204

CUSIP for the Series B Preferred Stock:	902681 303

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The underwriters expect to deliver the Corporate Units in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about May 25, 2021, which is five business days following the Trade Date of the Corporate Units (such settlement cycle being herein referred to as “T+5”). You should note that the trading of the Corporate Units on the Trade Date or the next two business days may be affected by the T+5 settlement. See “Underwriting” in the preliminary prospectus supplement.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from (i) Wells Fargo Securities, LLC, at 500 West 33rd Street, New York, New York, 10001, Attn: Equity Syndicate Department, by calling toll free 1-800-326-5897, or by e-mail at cmclientsupport@wellsfargo.com, (ii) BofA Securities, Inc. by telephone at 800-294-1322, (iii) Credit Suisse Securities (USA) LLC by telephone at 800-221-1037, (iv) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com or (v) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204.

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